Exhibit 99.2

O2Micro Announces Proposed Voluntary Withdrawal of Listing on the

Main Board of the Stock Exchange of Hong Kong Limited

GEORGE TOWN, Grand Cayman, February 27, 2009. O2Micro® International Limited (NASDAQ®: OIIM; SEHK: 0457), a leading supplier of innovative power management and security components, announced that the Company has submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of the Stock Exchange of Hong Kong Limited (“Proposed Withdrawal”), for reasons of cost and utility.

The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal is conditioned upon (i) the approval of the shareholders by way of an ordinary resolution in a general meeting; (ii) the approval of the listing committee of the Stock Exchange of Hong Kong Limited (SEHK); and (iii) the Company having given its shareholders at least three months’ notice of the Proposed Withdrawal.

A shareholder meeting will be convened at an appropriate time to seek the approval of Shareholders for the Proposed Withdrawal. Given Shareholder approval, the estimated last day of trading on the SEHK will be during the third quarter of 2009.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 11,377 patent claims granted, and over 12,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com